Exhibit 3.4

OFFER TO PURCHASE

APERION LINE OF CREDIT NOTE

Aperion Biologics, Inc., a Delaware corporation (the "Company") hereby offers CrossCart LLC, a California limited liability company ("CrossCart") the right to purchase a line of credit note with a principal balance of up to One Hundred Thousand Dollars ($100,000), in substantially the form attached as Exhibit A to this offer letter (the "Note").

The Company shall grant to CrossCart on the Closing Date the contractual right to receive royalties equal to 5% of all the Company's Net Sales above the initial $12,000,000 in Net Sales (where "Net Sales" is determined in accordance with generally accepted accounting principles) from products manufactured using the Company's Z-Process (the "Royalty Right"). Royalty payments made to CrossCart pursuant to the Royalty Right shall be made by the Company within 90 days of the Company's receipt of proceeds from the sale of its products manufactured using the Company's Z-Process. As soon as is practicable after the Closing Date, the Company shall take all actions necessary to grant CrossCart the Royalty Right.

This offer shall remain open until 5:00pm PST on May 10, 2015. Delivery by CrossCart to the Company of cash in an amount equal to or greater than Ten Thousand Dollars ($10,000) on or before 5:00pm PST on May 10, 2015, shall constitute acceptance of this offer. The date of CrossCart's acceptance of the offer shall be deemed the Closing Date as such term is used in this offer letter.

APERION BIOLOGICS, INC.
a Delaware Corporation

By:
Name:	Daniel Lee
Title:	President and Chief Executive Officer
Date:	10 May 2015

Address:	11969 Starcrest Drive
San Antonio, Texas
Email:	dlee@aperionbiologics.com

with a copy to:
Scott D. Karchmer
Morgan, Lewis & Bockius LLP One Market-Spear Street Tower San Francisco, CA 94105
email: skarchmer@morganlewis.com

Exhibit A

Form of Line of Credit Promissory Note

LINE OF CREDIT NOTE

$100,000.00	Date: May 1, 2015
San Francisco, CA

1.           FOR VALUE RECEIVED, the undersigned, Aperion Biologics, Inc., a Delaware corporation ("Borrower") promises to pay to the order of CrossCart LLC, a California limited liability company, or its assigns ("Lender") at 3727 Buchanan Street, San Francisco, California, or at such other place as Lender may designate in writing, in lawful money of the United States of America, the principal sum of One Hundred Thousand Dollars ($100,000.00) or so much thereof as may be advanced and outstanding with interest on each advance under this Note from the date it is disbursed until maturity, whether scheduled or accelerated together with simple interest thereon at the annual rate of ten percent (10%).

2.           During the term of this Note, Borrower may request to borrow in minimum amounts of Ten Thousand Dollars ($10,000.00), which requests may be granted or denied at Lender's sole discretion, subject to all limitations, terms and conditions contained herein and in any other agreements or documents executed in connection with this Note; provided, however, that the outstanding principal balance of this Note shall at no time exceed the maximum principal amount stated above. During the term of this Note, Borrower may repay any and all amounts of principal and interest outstanding at Borrower's sole discretion.

3.           Interest shall accrue and be payable on May 1, 2016 (the "Maturity Date"), on which date all accrued interest and principal remaining unpaid shall be due and payable in full. Principal, interest, and all other sums owed Lender shall be evidenced by entries in records maintained by Lender for such purpose. Each payment on and any other credits with respect to principal, interest and all other sums outstanding under this Note shall be evidenced by entries in such records. Lender's records shall be conclusive evidence thereof.

4.           Advances may be requested in writing, by telephone, telex or otherwise on behalf of Borrower.

5.           The unpaid principal balance and all payments of interest on this Note shall bear interest from their respective maturities, whether scheduled or accelerated at the annual rate of ten percent (10%), or, as provided in Section 9 hereof, at the annual rate of twelve percent (12%), until paid in full, whether before or after judgment.

6.           The occurrence of any of the following shall (i) terminate any obligation of Lender to make or continue the line of credit evidenced by this Note, and shall, at Lender's option, (ii) make all sums of interest, principal and any other amounts owing under this Note immediately due and payable without notice of default, presentment or demand for payment, protest or notice of nonpayment or dishonor or any other notices or demands, and (iii) give Lender the right to exercise any other right or remedy provided by contract or applicable law:

(a)           Borrower shall fail to make any payment of principal or interest when due under this Note;

(b)           Borrower shall fail to pay its debts generally as they become due or shall file any petition or action for relief under any bankruptcy, insolvency, reorganization, moratorium, creditor composition law, or any other law for the relief of or relating to debtors; an involuntary petition shall be filed under any bankruptcy law against Borrower, or a custodian, receiver, trustee, assignee for the benefit of creditors, or other similar official, shall be appointed to take possession, custody or control of the properties of Borrower; or

(c)           Any judgment(s) shall be entered against Borrower, or any involuntary lien(s) of any kind or character shall attach to any assets or property of Borrower, any of which, in the judgment of Lender, might have a material adverse effect on the financial condition or business of Borrower.

7.           No failure or delay on the part of Lender in exercising any power, right or privilege under this Note shall operate as a waiver thereof, and no single or partial exercise of any such power, right or privilege shall preclude any further exercise thereof or the exercise of any other power, right or privilege.

8.           Borrower shall reimburse Lender for all costs and expenses, including, without limitation, reasonable attorneys' fees, expended or incurred by Lender in any arbitration, judicial reference, legal action or otherwise in connection with collecting any sum which becomes due Lender under this Note.

9.           All amounts due hereunder shall be due and fully paid on the Maturity Date. If there remains any outstanding principal or interest due hereunder after the Maturity Date, interest shall accrue on said sums at the annual rate of twelve percent (12%), and such interest shall be compounded monthly.

10.           The undersigned hereby waives presentment, demand for payment, notice of dishonor, and any and all other notices or demands in connection with the delivery, acceptance, performance, default or enforcement of this Note, and hereby consents to any extensions of time, renewals, releases of any party to this Note, waivers or modifications that may be granted or consented to by the Lender in respect of the time of payment or any other provisions of the Note.

11.           This Note shall be governed by and construed in accordance with the laws of the State of California.

BORROWER:

APERION BIOLOGICS, INC.

By:	Daniel R. Lee
Its:	Chief Executive Officer

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